Exhibit 99.1

BRF — Brasil Foods S.A.

OPINION OF THE FISCAL COUNCIL ON THE PROTOCOL AND JUSTIFICATION FOR THE MERGER OF SHARES ISSUED BY SADIA S.A., BY BRF — BRASIL FOODS S.A., PURSUANT TO THE MERGER PROTOCOL

The Fiscal Council of BRF — Brasil Foods S.A., pursuant to its legal and statutory functions, having examined the “Protocol and Justification for the Merger of Shares, issued by Sadia S.A., by BRF — Brasil Foods S.A. (“Company” or “BRF”)” (“Protocol and Justification”), the share purchase agreement and other covenants through which were set forth the terms and conditions for the merger by BRF — Brasil Foods of the totality of shares issued by Sadia S.A. with respect to the merger of the totality of the common and preferred shares issued by Sadia S/A (“Sadia”) by the Company, with the exception of those held indirectly by BRF itself, and the Material Fact dated May 19,  2009, is of the opinion that the aforementioned items adequately reflect all the characteristics of the operation, resulting in the merger of the shares of Sadia S.A. by BRF — Brasil Foods, pursuant to the Merger Protocol, being suitable for approval by the General Shareholders’ Meeting.

São Paulo, July 8, 2009.

Attilio Guaspari	Jorge Kalache Filho

Osvaldo Roberto Nieto